EXHIBIT 99.1

Stantec reports strong first quarter 2023 results achieving 20% growth in adjusted diluted EPS

Q1 2023 Highlights

  Net revenue of $1.2 billion, an increase of 17.0% over Q1 2022
  Adjusted diluted EPS1 of $0.73, up 19.7% over Q1 2022
  Backlog of $6.2 billion, up 5.6% since December 31, 2022 and 14.8% over Q1 2022
  Full year guidance for 2023 reaffirmed

EDMONTON. Alberta and NEW YORK, May 10, 2023 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three month period ended March 31, 2023.

Stantec generated net revenue of $1.2 billion in the first quarter of 2023 on the strength of 12.2% organic growth1 and 1.4% acquisition growth1. Every regional and business operating unit delivered organic net revenue growth in the first quarter, with notable organic growth achieved in Water (24.4%), Energy & Resources (15.9%) and Buildings (11.4%). Adjusted EBITDA margin increased by 10 basis points over Q1 2022 to 14.6%, despite a significant mark-to-market expense related to the revaluation of the Company’s long-term incentive plan (LTIP) due to strong share price appreciation in the quarter. Excluding the mark-to-market revaluation, adjusted EBITDA margin would have been 15.2%. Stantec delivered diluted earnings per share (EPS) of $0.59, and record first quarter adjusted diluted EPS of $0.73. Backlog at the end of March 31, 2023 reached $6.2 billion, in line with the previous all-time high, driven primarily by organic growth of 5.8% since December 31, 2022 and 9.2% over Q1 2022.

“Our first quarter results reflect the strong market positioning of our business as we continue to build on favorable macro themes and momentum coming out of last year,” said Gord Johnston, President and CEO. "2023 is shaping up to be another very strong year for Stantec and we are well positioned to deliver on our outlook for the year."

Q1 2023 compared to Q1 2022

  Net revenue increased 17.0% or $178.4 million to $1.2 billion compared to Q1 2022, driven by 12.2% organic growth and 1.4% acquisition growth. Double-digit organic growth was achieved in all regions and in the Water, Buildings, and Energy & Resources businesses.
  Project margin increased $92.9 million or 16.4% to $660.0 million. As a percentage of net revenue, project margin decreased by 30 basis points to 53.7%.
  Adjusted EBITDA increased $26.9 million or 17.7% to $179.1 million. Adjusted EBITDA margin increased by 10 basis points over Q1 2022 to 14.6%, despite a significant mark-to-market expense related to the revaluation of the Company's LTIP. Excluding the revaluation, adjusted EBITDA margin would have been 15.2%.
  Net income increased 44.9%, or $20.1 million, to $64.9 million, and diluted EPS increased 47.5%, or $0.19, to $0.59, mainly due to strong net revenue growth and lower administrative and marketing expenses as a percentage of net revenue.
  Adjusted net income1 grew 18.3%, or $12.5 million, to $80.9 million, achieving 6.6% of net revenue (7.1% without the effect of the LTIP revaluation), and adjusted diluted EPS increased 19.7% to $0.73 ($0.78 without the effect of the LTIP revaluation).
  Contract backlog stands at $6.2 billion at March 31, 2023, matching a record high and reflecting 5.8% organic growth from December 31, 2022—with strong organic backlog growth in Stantec's US operations of 9.2%, and double-digit organic growth in Environmental Services and Water. Contract backlog represents approximately 13 months of work—an increase of one month from December 31, 2022.
  Operating cash flows increased $30.7 million, with cash inflows of $36.7 million compared to $6.0 million in the prior period, reflecting continued strong revenue growth and operating performance.
  DSO was 81 days, consistent with December 31, 2022.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2023 was 1.6x, remaining within the internal target range of 1.0x to 2.0x.
  On April 18, 2023, Stantec announced through the release of its 2022 Sustainability Report, that the Company delivered on its commitment to achieve operational carbon neutrality for 2022—a key milestone in the phased process to achieve science-based operational net zero, and that 60%, or $3.4 billion, of 2022 gross revenues supported the United Nations Sustainable Development Goals.
  On May 10, 2023, Stantec's Board of Directors declared a dividend of $0.195 per share, payable on July 17, 2023, to shareholders of record on June 30, 2023.

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1 Adjusted diluted EPS, adjusted net income, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth and acquisition growth are other financial measures (discussed in the Definitions section of the Q1 2023 MD&A).

2023 Outlook

Stantec reaffirms full year 2023 guidance for net revenue growth of 7% to 11%, and continues to expect organic growth to be in the mid- to high-single digits. Stantec expects to deliver on its annual targets for adjusted EBITDA margin in the range of 16% to 17%, adjusted net income margin greater than 7.5%, and growth in adjusted diluted EPS of 9% to 13%. Stantec further reiterates its expectation to achieve adjusted return on invested capital of greater than 10.5% for the year.

These targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the unpredictable impacts from share price movements subsequent to December 31, 2022 and relative total shareholder return components on Stantec's share-based compensation programs.

Q1 2023 Financial Highlights

	For the quarter ended March 31,
	2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,539.2	125.3%	1,313.9	125.1%
Net revenue	1,228.5	100.0%	1,050.1	100.0%
Direct payroll costs	568.5	46.3%	483.0	46.0%
Project margin	660.0	53.7%	567.1	54.0%
Administrative and marketing expenses	488.3	39.7%	426.1	40.6%
Depreciation of property and equipment	15.5	1.3%	14.2	1.4%
Depreciation of lease assets	30.9	2.5%	30.6	2.9%
Reversal of lease asset impairment	(2.5)	(0.2%)	—	0.0%
Amortization of intangible assets	26.3	2.1%	24.3	2.3%
Net interest expense	20.7	1.7%	12.4	1.2%
Other	(3.0)	(0.4%)	0.7	0.1%
Income taxes	18.9	1.7%	14.0	1.2%
Net income	64.9	5.3%	44.8	4.3%
Basic and diluted earnings per share (EPS)	0.59	n/m	0.40	n/m
Adjusted EBITDA (note)	179.1	14.6%	152.2	14.5%
Adjusted net income (note)	80.9	6.6%	68.4	6.5%
Adjusted diluted EPS (note)	0.73	n/m	0.61	n/m
Dividends declared per common share	0.195	n/m	0.180	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2023 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q1 2023	Q1 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	303.0	274.0	29.0	—	n/a	29.0	10.6%
United States	643.2	531.0	112.2	2.5	36.3	73.4	13.8%
Global	282.3	245.1	37.2	11.9	(0.2)	25.5	10.4%
Total	1,228.5	1,050.1	178.4	14.4	36.1	127.9
Percentage Growth			17.0%	1.4%	3.4%	12.2%

Backlog

(In millions of Canadian dollars, except percentages)	Mar 31, 2023	Dec 31, 2022	Total Change	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,253.3	1,249.2	4.1	n/a	4.1	0.3%
United States	4,052.6	3,715.9	336.7	(5.9)	342.6	9.2%
Global	926.9	936.6	(9.7)	(4.0)	(5.7)	(0.6)%
Total	6,232.8	5,901.7	331.1	(9.9)	341.0
Percentage Growth			5.6%	(0.2)%	5.8%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, May 11, 2023, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s first quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. This news release also reports the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, return on invested capital (ROIC) and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2023 Management’s Discussion and Analysis, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, comments regarding our ability to capture future growth opportunities, our adjusted diluted EPS and net revenue growth, adjusted EBITDA margin, ROIC, and our 2023 outlook. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations, access and retention of skilled labor, decreased infrastructure spending levels, decrease or end to stimulus programs, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2023, there has been no significant change in our risk factors from those described in our 2022 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, Stantec.com. You may obtain a hard copy of the 2022 annual report free of charge from the investor contact noted below.

Investor Contact	Media Contact

Jess Nieukerk	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 403-569-5389	Ph: 780-917-7230
jess.nieukerk@stantec.com	stephanie.smith2@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2023	2022
Net income	64.9	44.8
Add back (deduct):
Income taxes	18.9	14.0
Net interest expense	20.7	12.4
Reversal of lease asset impairment (note 1)	(2.5)	—
Depreciation and amortization	72.7	69.1
Unrealized (gain) loss on equity securities	(3.9)	6.0
Acquisition, integration, and restructuring costs (note 4)	8.7	5.9

Adjusted EBITDA	179.1	152.2

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2023	2022
Net income	64.9	44.8
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	(2.2)	—
Amortization of intangible assets related to acquisitions (note 2)	14.5	14.5
Unrealized (gain) loss on equity securities (note 3)	(3.0)	4.6
Acquisition, integration, and restructuring costs (note 4)	6.7	4.5

Adjusted net income	80.9	68.4
Weighted average number of shares outstanding - diluted	110,927,669	111,613,788

Adjusted earnings per share
Adjusted earnings per share - diluted	0.73	0.61

See the Definitions section of the Q1 2023 MD&A for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The reversal of lease asset impairment includes onerous contracts recoveries associated with the impairment for the quarter ended March 31, 2023 of $(0.4) (2022- nil). For the quarter ended March 31, 2023, this amount is net of tax of $(0.7) (2022 - nil).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2023, this amount is net of tax of $4.2 (2022 - $4.5).

note 3: For the quarter ended March 31, 2023, this amount is net of tax of $(0.9) (2022 - $1.4).

note 4: The add back of other costs primarily relates to integration expenses associated with acquisitions and restructuring costs. For the quarter ended March 31, 2023, this amount is net of tax of $2.0 (2022 - $1.4).